================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               -------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                               INTER PARFUMS, INC.
                                (Name of Issuer)

                                  COMMON STOCK,
                           PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                               -------------------

                                    472154301
                                 (Cusip Number)

                                  Bernard Kuhn
                      LVMH Moet Hennessy Louis Vuitton S.A.
                                30, avenue Hoche
                                   75008 Paris
                                     France
                             Tel. (331) 44-13-22-22
                             Fax: (331) 45-61-18-74
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                               September 27, 1999
             (Date of Event which Requires Filing of this Statement)

                               -------------------

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

================================================================================

                                  SCHEDULE 13D

CUSIP No. 472154301                                      Page 2 of 11 Pages

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       LVMH Moet Hennessy Louis Vuitton S.A.

   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]

   3   SEC USE ONLY

   4   SOURCE OF FUNDS*

       WC

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                    [ ]

   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       France

                                        7    SOLE VOTING POWER

                                             467,400

                                        8    SHARED VOTING POWER

            NUMBER OF SHARES                 0
       BENEFICIALLY OWNED BY EACH
          REPORTING PERSON WITH         9    SOLE DISPOSITIVE POWER

                                             467,400

                                        10   SHARED DISPOSITIVE POWER

                                             0

  11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            467,400

  12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
            SHARES*

  13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.3%

  14        TYPE OF REPORTING PERSON*

            CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


SEC 1746 (9-88) 2 of 7

      LVMH Moet Hennessy Louis Vuitton S.A., a French societe anonyme ("LVMH"), hereby amends and supplements its Report on Schedule 13D, originally filed on August 4, 1999 (the "Schedule 13D"), with respect to the purchase of shares of Common Stock, par value $0.001 per share (the "Common Shares"), of Inter Parfums, Inc. (formerly known as Jean Philippe Fragrances, Inc.), a Delaware corporation (the "Issuer"). Unless otherwise indicated, each capitalized terms used but not defined herein shall have the meaning assigned to such term in the
Schedule 13D.

      This Amendment No. 1 to the Schedule 13D is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by LVMH. It shall refer only to the information that has materially changed since the filing of the Schedule 13D.

     Item 2.  Identity and Background.

     Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

          "The person filing this statement is LVMH Moet Hennessy Louis Vuitton S.A., a French societe anonyme ("LVMH"), whose principal business office is located at 30, avenue Hoche, 75008 Paris, France. The business of LVMH is the ownership of interests in companies in the luxury products and wines and spirits sectors. The names, addresses, occupations and citizenship of the executive officers and directors of LVMH are set forth on Annex A hereto.

          LVMH holds the Common Shares through LV Capital USA, Inc., a Delaware corporation ("LV Capital"), whose principal business office is located at Two Park Avenue, Suite 1830, New York NY 10016. The business of LV Capital is the ownership of interests in, or the ownership of interests in funds that invest in, companies principally active in the distribution of luxury goods and other products. LV Capital is a wholly-owned subsidiary of LVMH Moet Hennessy Louis Vuitton Inc., a Delaware corporation ("LVMH Inc.") whose principal business office is located at Two Park Avenue, Suite 1830, New York NY 10016. The business of LVMH Inc. is the ownership of interests in companies principally active in the luxury goods business and the distribution of luxury products, outside of France. LVMH Inc. is a wholly-owned subsidiary of Sofidiv S.A., a French societe anonyme ("Sofidiv"), whose principal business office is located at 30, avenue Hoche, 75008 Paris, France. LVMH owns 99.99% of Sofidiv. The business of Sofidiv is the ownership of interests in companies active in, or owning interests in companies active in, the luxury goods business, particularly outside of France. The names, addresses, occupations and citizenship of the executive officers and directors of each of LV Capital, LVMH Inc. and Sofidiv are set forth on Annex A hereto.

          Financiere Jean Goujon S.A. ("FJG"), a French societe anonyme whose principal office and business is located at 11, rue Francois ler, 75008 Paris, France, owns approximately 40.75% of LVMH's share capital, representing approximately 59.04% of the voting rights of LVMH and may be deemed to control LVMH. The principal business of FJG is the ownership of interests in companies active in the luxury products and wine and spirits sectors. FJG is a wholly-owned subsidiary of Christian Dior S.A., a French societe anonyme ("Christian Dior") whose principal office and business is located at 30, avenue Montaigne, 75008 Paris, France. Christian Dior's principal business is the ownership of interests in companies active in, or owning interests in companies active in, the luxury products and wine and spirits sectors. Christian Dior is indirectly controlled by Financiere Agache, a French societe anonyme ("Financiere Agache") whose principal office and business is located at 11, rue Francois ler, 75008 Paris, France. Financiere Agache's principal business is the ownership of interests in companies active in, or owning interests in companies active in, the retailing business and the luxury products and wine and spirits sectors. Financiere Agache is itself indirectly controlled by Mr. Bernard Arnault (together with certain members of his family). Bernard Arnault is Chairman of the Board of Directors and Chief Executive Office of each of LVMH and Christian Dior. The names, addresses, occupations and citizenship of the executive officers and directors of each of FJG, Christian Dior and Financiere Agache are set forth on Annex A hereto.

          Neither LVMH, nor to the best of its knowledge, any of LV Capital, LVMH Inc., Sofidiv, FJG, Christian Dior or Financiere Agache, or any of LVMH's, LV Capital's, LVMH Inc.'s, Sofidiv's, FJG's, Christian Dior's or Financiere Agache's respective executive officers and directors listed on Annex A hereto has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws."

     Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is amended and restated in its entirety as follows:

          "LVMH views the Issuer's business as complementary to its own portfolio, and has acquired the Common Shares for investment purposes.

          On September 27, 1999, LV Capital reached an agreement in principle (the "Agreement in Principle") with the two majority shareholders of the Issuer, Jean Madar and Philippe Benacin (together, the "Shareholders"), concerning an increase of LVMH's stake to 20% of the outstanding Common Shares. The Agreement in Principle contemplates that LV Capital will purchase such additional Common Shares from the Shareholders and other management and employees of the Issuer at a purchase price of $12 per Common Share.

          The Agreement in Principle also contemplates (i) an increase in the number of seats on the Issuer's Board of Directors from seven to ten, two of which will be designated by LV Capital, (ii) an amendment of the Issuer's Certificate of Incorporation permitting certain corporate actions to be taken only with the unanimous consent of the Board of Directors,
     (iii) certain restrictions on option grants to employees and directors of the Issuer, (iv) the grant of a preemptive right to LV Capital on future issuances of Common Shares, subject to certain exceptions, (v) the grant of reciprocal rights of first refusal by the Shareholders and LV Capital on proposed transfers of Common Shares, (vi) the grant of a tag-along right to LV Capital in the event that the Shareholders transfer Common Shares in a transaction that results in a change of control of the Issuer, (vii) the grant of a standstill by LV Capital limiting its holding of Common Shares to 25% of the outstanding Common Shares, subject to increase to the extent a third party acquires a higher percentage of the outstanding shares, and
     (viii) an agreement by the Shareholders not to compete with the Issuer. The shareholders agreement contemplated by the Agreement in Principle will remain in effect for so long as LV Capital holds more than 5% of the Common Shares.

          The Agreement in Principal is nonbinding and subject to the execution and delivery of mutually acceptable definitive documentation.

          The Agreement in Principle is set forth in the Term Sheet attached as
     Exhibit 1 to this Schedule 13D. The foregoing summary of the Agreement in Principle, as well as the other information contained in this report, is qualified in its entirety by reference thereto. The press release describing the Agreement in Principle is attached as Exhibit 2 to this
     Schedule 13D and is also incorporated by reference.

          Depending on market and other conditions (and subject to the Agreement in Principle), LVMH may from time to time acquire additional Common Shares if such Common Shares become available at prices that are attractive to it. On the other hand, depending on market and other conditions, LVMH may from time to time dispose of all or a portion of the Common Shares that it now owns or may hereafter acquire.

          Except as set forth above, LVMH has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs
     (a) through (j) of Item 4 of Schedule 13D."

     Item 5.  Interest in Securities of the Issuer.

     Item 5(a)-(b) of the Schedule 13D is amended by replacing the words "Sofidiv Inc." in the first line thereof with the words "LV Capital".

     Item 5(c) of the Schedule 13D is amended by inserting the following sentence at the end thereof:

          "On September 27, 1999, LVMH caused its Common Shares to be transferred from Sofidiv Inc., a wholly-owned subsidiary of LVMH Inc., to LV Capital, another wholly-owned subsidiary of LVMH Inc."

     Item 7.  Exhibits.

     Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

      "Exhibit 1:   Term Sheet dated as of September 27, 1999 among LV Capital,
                    Jean Madar and Philippe Benacin.

      Exhibit 2:    Press release dated September 28, 1999."

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   September 28, 1999
                                   ------------------------------------
                                   (Date)



                                   /s/ Bernard Kuhn
                                   ------------------------------------
                                   (Signature)



                                   Bernard Kuhn, Director
                                   ------------------------------------
                                   (Name/Title)

                                     ANNEX A

                        EXECUTIVE OFFICERS AND DIRECTORS

      The names of the members of the boards of directors and Executive Officers of LVMH, LV Capital, LVMH Inc., Sofidiv, FJG, Christian Dior and Financiere Agache and their present principal occupations are set forth below. Unless otherwise indicated, each individual is a citizen of the French Republic and the business address of each person is the address of the respective company with which such person is associated.

1. LVMH MOET HENNESSY LOUIS
   VUITTON S.A.
   30, avenue Hoche
   75008 Paris, France

             Name and Position Held                                      Principal Occupations
------------------------------------------------         -----------------------------------------------------
Bernard Arnault                                          Chairman and CEO of LVMH,
 - Director; Chairman and CEO                            Chairman and CEO of Christian Dior S.A.
 - Executive Committee member

Antoine Bernheim                                         Partner of Lazard Freres & Cie
- Director; Vice-Chairman                                121, boulevard Haussmann, 75008 Paris

Jean Arnault                                             Managing Director, Groupe Arnault S.A.
- Director

Nicolas Bazire                                           Managing Director, Groupe Arnault S.A.
- Director
- Executive Committee member, Development and
  Acquisitions

Nicholas Clive Worms                                     Partner of Worms & Cie
- Director                                               55, rue de la Boetie, 75008 Paris

Michel Francois-Poncet                                   Chairman of the Supervisory Board of Cie Financiere de
- Director                                               Paribas
                                                         3, rue d'Antin, 75002 Paris

Pierre Gode                                              Chairman and CEO of Louis Vuitton
- Director                                               54, avenue Montaigne, 75008 Paris
- Executive Committee member, Administration             Chairman and CEO of Financiere Agache

Cornelius van Hen Hoeven                                 Chairman and CEO of Royal Ahold
- Director                                               Netherlands
  Dutch citizen

Gilles Hennessy                                          Member of the Executive Board of JA Hennessy & Co.
- Director                                               (France)
                                                         1, rue de la Richonne, 16101 Cognac Cedex

Jean Peyrelevade                                         Chairman and CEO of Credit Lyonnais
- Director                                               19, boulevard des Italiens, 75002 Paris



                                  Page 7 of 11



Albert Frere                                             Chairman and CEO of Frere-Bourgeois
- Director                                               12, rue de la Blanche
  Belgian citizen                                        Borne 6280 Loverval, Belgium

Jean-Marie Messier                                       Chairman and CEO of Vivendi
- Director                                               42, avenue de Friedland, 75008 Paris

Sir Charles David Powell                                 Director of Matheson & Co. Ltd.
- Director                                               3 Lombard Street, London EC3V 9AQ England
  British citizen

Yves Carcelle                                            Chairman and CEO of Louis Vuitton Malletier
- Executive Committee member, Fashion, Travel
  and Leather Goods

Patrick Choel                                            CEO of LVMH Fragrances and Cosmetics
- Executive Committee member, Fragrances and
  Cosmetics

Pierre-Mathieu Duhamel                                   Company Secretary of LVMH
- Executive Committee member, Company
  Secretary

Patrick Houel                                            CFO of LVMH
- Executive Committee member, Finance

Concetta Lanciaux                                        Senior Vice President of LVMH, Human Resources
- Executive Committee member, Human Resources

Pierre Letzelter                                         Senior Vice President of LVMH, Selective Distribution
- Executive Committee member, Selective
  Distribution

Daniel Piette                                            Chairman & CEO of LV Capital
- Executive Committee member, LV Capital

Bernard Rolley                                           Senior Vice President of LVMH, Operations
- Executive Committee member, Operations

Myron Ullman                                             Managing Director of LVMH
- Executive Committee member, Group Managing
  Director
-U.S. citizen

Philippe Pascal                                          Chairman & CEO of Moet Hennessy
- Executive Committee member, Wines and Spirits


                                  Page 8 of 11



2. LV CAPITAL USA, INC.
   Two Park Avenue, Suite 1830
   New York, NY 10016, U.S.

             Name and Position Held                                      Principal Occupations
------------------------------------------------         -----------------------------------------------------

Daniel Piette                                            Chairman & CEO of LV Capital S.A.
- Director

Jean Cailliau                                            Deputy General Manager of LV Capital S.A.
- Director

Bruce G. Ingram                                          Senior Vice President and CFO of LVMH Inc.
-President
-U.S. citizen

Louise Firestone                                         Vice President, Legal Affairs, of LVMH Inc.
-Secretary
-U.S. citizen

Michael T. Folkman                                       Vice President, Taxes, of LVMH Inc.
-Vice President, Taxes
-U.S. citizen


3. LVMH MOET HENNESSY LOUIS
   VUITTON INC.
   Two Park Avenue, Suite 1830
   New York, NY 10016, U.S.

             Name and Position Held                                      Principal Occupations
------------------------------------------------         -----------------------------------------------------

Pierre Gode                                              Chairman and CEO of Louis Vuitton
- Director                                               54, avenue Montaigne, 75008 Paris
- President                                              Chairman and CEO of Financiere Agache

Patrick Houel                                            CFO of LVMH
- Director

Daniel Piette                                            Executive Vice President of LVMH
- Director

Bruce G. Ingram                                          Senior Vice President and CFO of LVMH Inc.
-Executive Officer
-U.S. citizen

Louise Firestone                                         Vice President, Legal Affairs, of LVMH Inc.
-Secretary
-U.S. citizen

Michael T. Folkman                                       Vice President, Taxes, of LVMH Inc.
-Executive Officer
-U.S. citizen


                                  Page 9 of 11



4. SOFIDIV S.A.
   30, avenue Hoche
   75008 Paris, France

             Name and Position Held                                      Principal Occupations
------------------------------------------------         -----------------------------------------------------

Patrick Houel                                            CFO of LVMH
- Director; Chairman and CEO

Pierre Gode                                              Chairman and CEO of Louis Vuitton
- Director                                               54, avenue Montaigne, 75008 Paris
                                                         Chairman and CEO of Financiere Agache

Daniel Piette                                            Chairman & CEO of LV Capital
- Director


5. FINANCIERE JEAN GOUJON S.A.
   11, rue Francois 1er
   75008 Paris, France

             Name and Position Held                                      Principal Occupations
------------------------------------------------         -----------------------------------------------------

Pierre Gode                                              Chairman and CEO of Louis Vuitton
- Director; Chairman                                     54, avenue Montaigne, 75008 Paris
                                                         Chairman and CEO of Financiere Agache

Denis Dalibot                                            Managing Director of Financiere Agache
- Director

Michel Liagre                                            General Counsel of Financiere Agache
- Director

Christian Dior S.A.,                                     30, avenue Montaigne, 75008 Paris
  represented by Pierre Mathieu Duhamel
- Director

Bernard Arnault                                          Chairman and CEO of LVMH,
- Director                                               Chairman and CEO of Christian Dior S.A.


6. CHRISTIAN DIOR S.A.
  30, avenue Montaigne
  75008 Paris, France

             Name and Position Held                                      Principal Occupations
------------------------------------------------         -----------------------------------------------------

Bernard Arnault                                          Chairman and CEO of LVMH,
- Director; Chairman and CEO                             Chairman and CEO of Christian Dior S.A.

Eric Guerlain                                            42 Berquelay Square, London W1X SDB, England
- Director; Vice-Chairman

                                 Page 10 of 11


France Participations et Gestion,                        23 rue de l'Arcade, 75008 Paris
  represented by Antoine Bernheim
- Director

Christian de Labriffe                                    Partner of Rothschild & Cie
- Director                                               17, avenue Matignon, 75008 Paris

Financiere Agache                                        11, rue Francois 1er, 75008 Paris
  represented by Pierre Gode

Raymond Wibaux                                           Chairman of Financiere Joire Pajot Martin
- Director                                               276, avenue de la Marne, 59700 Marcq-en-Baroeul


7. FINANCIERE AGACHE
   11, rue Francois 1er
   75008 Paris, France

             Name and Position Held                                      Principal Occupations
------------------------------------------------         -----------------------------------------------------

Pierre Gode                                              Chairman and CEO of Louis Vuitton
- Director; Chairman                                     54, avenue Montaigne, 75008 Paris

Denis Dalibot                                            Managing Director of Financiere Agache
- Director

Groupe Arnault S.A.,                                     41, avenue Montaigne, 75008 Paris
  represented by Bernard Arnault
- Director

Jean Arnault                                             Managing Director, Groupe Arnault S.A.
- Director                                               30, avenue Hoche, 75008 Paris

France Participations et Gestion,                        7-9, boulevard Haussmann, 75008 Paris
  represented by Antoine Bernheim
- Director

Montaigne Finance,                                       41, avenue Montaigne, 75008 Paris
  represented by Pierre Mathieu Duhamel
- Director


                                 Page 11 of 11